UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Presentation of Results – 4Q11 and 2011” dated on February 16, 2012.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	February 16, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director

Results
4Q11 and 2011

Telefônica | vivo



Telefônica Brasil S.A.
02.16.2012

Disclaimer

For comparative purposes, the 4Q10, YTD 2011 and 2010 figures were prepared on a combined basis. Thus, the quarterly and annual variations presented may differ from those reported in the financial statement filed with CVM through the form Quarterly Information – ITR.

This presentation may contain forward-looking statements concerning future prospects and objectives regarding growth of the subscriber base, a breakdown of the various services to be offered and their respective results. The exclusive purpose of such statements is to indicate how we intend to expand our business and they should therefore not be regarded as guarantees of future performance.

Our actual results may differ materially from those contained in such forward-looking statements, due to a variety of factors, including Brazilian political and economic factors, the development of competitive technologies, access to the capital required to achieve those results, and the emergence of strong competition in the markets in which we operate.

Agenda

01 Operating Performance.

02 Financial Performance.

03 Strategic Review.

01

Operating Performance



We are already seeing positive results from our new offers


vivo SEMPRE
R$ 0,05

- acceleration in acquisition of prepaid customers
- increase of recharges level


16,0%
12,2%
11,6%
7,0%
13,2%
10,3%
17,3%
16,3%
1Q11
2Q11
3Q11
4Q11
Δ% prepaid customers - YoY
Δ% volume of recharge - YoY

Vivo Você Ilimitado

Vivo Smartphone Ilimitado

Vivo Sempre internet

- improvement of the mix of postpaid customers
- increase in clients with data packages


21,0%
22,5%
+318%
4Q10
4Q11
Customers with internet packages
Mix of postpaid

Fibra Ótica



- more than 1.7MM homes passed in ultra broadband (6.000 km of fiber in the FTTH solution)
- ultra Broadband sales acceleration – around 160 thousand customers
- 50 thousand FTTH customers in Dec/11

We continue to see accelerated growth in total accesses mainly driven by the mobile business


Accesses*
Million
15.2%
5.5%
75.4
82.4
86.9
15,1
15,3
15,3
60,3
67,0
71,6
YoY
1.4%
18.7%
4Q10
3Q11
4Q11
Mobile
Fixed**


Net Additions
Thousand
+22%
9,267
11,318
2.850
3.482
5.698
7.779
680
39
314
212
(316)
2010
2011
Mobile Postpaid
Mobile Prepaid
Pay TV
Fixed Broadband
Fixed Voice

Source: Anatel.
*Considers 150 thousand TVA customers consolidated in June 2011
**Includes fixed voice, fixed broadband and pay TV.

Telefônica Brazil increased its leadership in the data and postpaid segments

Mobile Accesses
Million


18.7%
6.7%
YoY
60.3
67.0
71.6
12,6
15,4
16,1
47,7
51,7
55,4
27.6%
16.3%
4Q10
3Q11
4Q11
Prepaid
Postpaid

Mobile Market Share
%


29,7%
35,2%
40,1%
29,5%
36,6%
43,4%
4Q10
4Q11
Blended
Postpaid
Broadband

Source: Anatel.

ARPU
R$


-3.3%
2.9%
YoY
25.4
23.9
24.6
5,4
6,1
6,4
20,0
17,7
18,2
19.0%
-9.3%
4Q10
3Q11
4Q11
Voice
Data

ARPU's quarterly evolution
%


10,0%
-0,5%
3,8%
4,7%
2,9%
1,0%
-6,2%
-0,8%
1Q11
2Q11
3Q11
4Q11
Total
Data

Increased penetration of broadband, especially in FTTH, is helping to protect our voice customer base

Voice and Fixed Broadband Accesses
Million


0.0%
-0.2%
YoY
14.6
3,3
11,3
14.6
3,6
11,1
14.6
3,6
11,0
9.5%
-2.8%
4Q10
3Q11
4Q11
Fixed Accesses
Fixed Broadband

Fiber to the Home Net Additions
Thousand


2,1
4,6
7,7
8,3
9M11
Oct
Nov
Dec
Monthly average

Fixed Broadband Accesses over Fixed Voice Accesses


25,0%
26,4%
27,7%
29,4%
30,2%
31,2%
32,0%
33,1%
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11
We offer Broadband to 70% of homes with PC in São Paulo

Pay TV Accesses
Thousand


43.7%
0.9%
12.2% excluding TVA
486
693
699
4Q10
3Q11
4Q11

*Considers 150 thousand TVA customers consolidated on June 2011.

Our successful commercial strategy drove revenue acceleration contributing to build a strong set of financial results in the quarter

R$ million	4Q11	Δ% YoY	2011	Δ% YoY
Net Operating Revenue	8,600.1	4.5%	33,171.5	5.4%
Total Net Operating Service Revenue	8,437.1	6.3%	32,217.3	6.3%
Wireless Service Revenue	5,108.4	14.1%	18,643.8	12.6%
Wireline Service Revenue	3,328.7	-3.8%	13,573.5	-1.2%
Net Handset Revenue	163.0	-44,9%	954.3	-18.6%
EBITDA	3,307.6	6.4%	12,034.7	6.4%
EBITDA Margin	38.5%	0.7 p.p.	36.3%	0.3 p.p.
Net Result	1,462.3	-1.3%	5,072.4	18.2%

02

Financial Performance



4Q11 Mobile net revenue annual growth accelerated to 14.1% driven by the new campaigns and improved data usage

Mobile Net Service Revenue

R$ Million


14.1%
8.7%
12.6%
YoY
40.8%
0.8%
11.5%
4,476
948
1.062
2.386
4,698
1.206
997
2.440
5,108
1.334
1.070
2.661
16,557
3,279
4,101
8,984
18,644
4,640
4,099
9,724
4Q10
3Q11
4Q11
2010
2011
27.8%
32.6%
33.0%
26.3%
31.9%
Access and Usage
Network Usage
Data and VAS
% Data/Mobile Outgoing Revenue

In order to simplify the analysis the chart does not include 'Other Revenues'.

Revenue growth acceleration yoy


10,3%
12,0%
14,1%
2Q11
3Q11
4Q11

02

Increase in customers with data plans and SMS usage led to strong growth of Data revenue in the quarter and in the year



Data and VAS Revenue
R$ Million
YoY
82.2%
28.1%
45.5%
40.8%
10.6%
948
118
504
325
1,206
193
606
407
1,334
215
646
473
4Q10
3Q11
4Q11
41.5%
3,279
416
1.752
1.111
4,640
711
2.367
1.562
2010
2011
YoY
70.9%
35.1%
40.6%
Messaging P2P
Internet
Others

Wireline net revenue in 4Q11 remained almost flat due to reduction of fixed voice traffic compensated by growth in data


Wireline Net Revenue
R$ Million
YoY
10.1%
13.6%
-12.3%
-3.8%
-1.2%
3,461
216
942
2.303
3,370
214
1.054
2.102
3,329
238
1.070
2.020
4Q10
3Q11
4Q11
-1.2%
13,742
840
3,525
9,377
13,573
929
4,096
8,548
2010
2011
YoY
10.6%
16.2%
-8.8%
Voice*
Data and Pay TV
Others

**Includes voice, accesses and network usage.

In 2011 the consolidated expenses increased by 4.8% keeping structural costs under control and contributing to the Company's profitable growth


R$ Million
YoY
5.0%
5.0%
-1.0%
7.4%
7.8%
35.3%
4.8%
(20,160)
(108)
(478)
18
(438)
(76)
105
(21,137)
2010
Personnel
Services Rendered
Goods Sold
Selling Expenses
G&A
Others
2011

02 2011 EBITDA reaches R$12 billion and net result increases 18.2%, to R$5 billion

R$ Million

EBITDA and Margin


37.7%
34.1%
38.5%
35.9%
36.3%
3,108
2,825
3,308
11,311
12,035
4Q10
3Q11
4Q11
2010
2011
EBITDA
EBITDA Margin

Financial Result


4Q10
3Q11
4Q11
2010
2011
(143)
(41)
(94)
(454)
(179)

EBIT


2,073
1,429
1,985
6,616
6,903
4Q10
3Q11
4Q11
2010
2011

Net Result


-1.3%
9.8%
18.2%
1,482
1,332
1,462
4,293
5,072
4Q10
3Q11
4Q11
2010
2011

Capex in line with the year guidance and strong cash flow generation

R$ Million


Capex
26.1%
15.2%
23.1%
16.3%
15.3%*
2,072
1,226
1,953
4,930
5,741
812
4,929
4Q10
3Q11
4Q11
2010
2011
Licenses acquisition
% Capex*/Net Operating Revenue


Gross Debt
8.1%
23.4%
5,740
5,026
6,204
80%
74%
77%
20%
26%
23%
4Q10
3Q11
4Q11
Short Term
Long Term


Net Debt
51.0%
70.1%
2.096
1.861
3.165
4Q10
3Q11
4Q11
0,26 Net Debt / EBITDA

*Excluding the amount of R$811.8 million related to the licenses acquisition.

03

Strategic Review



03

Our goal is to maintain our position as the leader and best provider of telecom services in Brazil

1. ***Continue to grow voice and data business with profitability***
2. ***Constantly innovate and capture new business opportunities***
3. ***Continue to strengthen our competitive advantage in quality and coverage***
4. ***Maximize operational synergies and become a fully integrated company***

Continue to grow voice and data business with profitability

Better income distribution is offering large opportunities for Telefônica Brazil.

Brazilian Social Classes[1]	Population % 2009	Population % 2014
A / B	15%	16%
C	53%	56%
D / E	32%	28%

1. IBGE

We have an unique and complete portfolio to address these opportunities.

- ❑ Keep growing Data and TV
- ❑ Increase penetration in new covered areas and in mobile service
- ❑ Expand the FWT solution outside São Paulo
- ❑ Increase SMS and VAS penetration
- ❑ Grow postpaid through qualified acquisition and up-sell strategy
- ❑ Massively grow the access base through an attractive and profitable offer

Constantly innovate and capture new business opportunities

We will continue rebalancing our business...

New businesses revenues



+71%
+65%
2010
2011
2012

... by reinforcing new sources of revenues...

Examples:

- Mobile Apps
- Financial Services
- Education
- e-Health
- e-Security

... leveraging our capabilities with partnerships

- ✓ Large customer base
- ✓ Rich customer insight
- ✓ Strong capillarity
- ✓ Established customer care

We leverage on our ability to build and grow partnerships.

Continue to strengthen our competitive advantage in quality and coverage

Focus on quality and superior customer experience

IDA Mobile


Vivo
TIM
Claro
96.8
94.0
90.3
jan/10
jan/11
oct/11

DSL complaints (Anatel)


-25%
Dec/10
Dec/11

CSI Gap (4Q11)


0.11
0.12
Pre
Post

Keep on extending coverage and technology advantages

>2,5K cities covered with 3G



	2010	2011	Future
3G coverage (cities)	1,206	2,516	Massive 3G coverage
Technology	GSM HSPA	HSPA+ launch	Massive HSPA+ & LTE
%MS MBB Service	40.1%	43.4%	Leadership position
HP Fiber	+400K	+ 1 MM	Grow in the more profitable areas

03

Maximize operational synergies and become a fully integrated company

- *Establish VIVO as the commercial brand for all the services in 1H2012*
- *Integrate culture and have a unified management*
- *Rationalize and integrate IT, customer care, channels and customer intelligence*
- *Enable and deliver operational synergies*
- *Financial synergies enabled*

OPERATING SYNERGIES NPV (in R$ billion)*



1.5/ 1.8
2.4/ 2.7
1.1/ 1.3
1.3 /1.5
-0.4
Revenues
Commercial Costs & G&A
OpEx
CapEx
Integration Costs
Network & IT